NEWS RELEASE

Birch Mountain Increases Brokered Private Placement

CALGARY, July 7, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that, to enhance business opportunities and in response to market demand, the Corporation has increased size of the previously announced equity issue to be placed by Acumen Capital Finance Partners Limited ("Acumen") by $2,000,000. Acumen, as agent, will now raise, on a best efforts basis, up to $5,000,000 by way of an offering of up to 8,333,333 flow-through common shares ("Flow-Through Shares") or units ("Units"), each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant"), of which a minimum of $1,500,000 will be Units. The price will be $0.60 per Flow-Through Share or Unit pursuant to private placement exemptions. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. Concurrently, the Corporation also intends to raise up to $3,000,000 by offering Units at a price of $0.60 per Unit, primarily to investors in the US. Acumen will be entitled to sell any shortfall by the issuance of either Units or Flow Through Shares. Also concurrently, the Corporation intends to raise on a non-brokered basis, up to $500,000 by offering Units and Flow-Through Shares at a price of $0.60 per Unit and Flow-Through Share, primarily to investors in Canada. Overall these changes represent a $1,000,000 reduction in the size of the placement in the US but an increase in the total issue size from $7,000,000, as previously announced, to $8,500,000.

Proceeds from the issue of Flow-Through Shares will be used solely to fund qualifying expenditures related to Birch Mountain's Fort McMurray limestone project. Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project. It is anticipated that production of aggregate will commence in Q4 of 2004 and quicklime in Q4 2007.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838         Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.